News Release             (Q1 – 04 – 08)                                                 June 28, 2004

YAMANA COMPLETES FINAL FEASIBILITY STUDY AT 16 MILLION TONNE PER YEAR CHAPADA PROJECT

Yamana Gold Inc. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce the completion of the final feasibility study for its Chapada project in Goias State, Brazil.  The feasibility study was undertaken by Hatch Associates Ltd.  The parameters of the feasibility study are highlighted as follows.

Economic Parameters

  Pre-tax net present value of over US$350 million assuming an 8% discount rate and commodity price assumptions of US$1.00/lb Cu and US$375/oz Au
  Pre-tax internal rate of return of approximately 41% (full equity basis)
  After-tax net present value of US$227 million and after-tax internal rate of return of 32% as determined by Yamana using the same discount rate and commodity price assumptions as Hatch (full equity basis)
  Capital payback in 2 years on an after-tax basis

Capital Costs

  Capital expenditures summarized as follows

                                                                                                                            US$ million
                              Mining (including pre-production development)                            $25.4
                              Plant, Utilities and Facilities                                                         $114.9
                              EPCM and Owner Costs                                                             $16.3
                              Contingency                                                                                 $21.3
                              Total                                                                                          $177.9 million

  Initial working capital is expected to be US$11.0 million in the initial year of production (offset by cash flow in that year)

Operating Costs

  Mining costs of US$0.43 per tonne of material (US$0.76 per tonne of ore excluding pre-production and development expenses which are included as part of capital costs)
  Processing costs of US$1.68 per tonne of ore
  Total operating costs of US$2.88 per tonne of ore (including assumed 5% contingency)
  Operating costs (after gold credits) of US$0.27/lb Cu for the first five years and US$0.51/lb Cu for life-of-mine.  In the first 3 years, operating costs (after gold credits) are expected to be US$0.18/lb Cu (on a co-product basis, using reasonable assumptions for cost allocations, Chapada can be viewed as an operation with average cash costs in the first five years for gold and copper of US$128 per ounce and US$0.53 per pound, respectively)
  Net sustaining capital costs of US$40 million over 17 year mine life

Operating Parameters and Mining Plan

  Processing of 297.1 million tonnes at an average grade of 0.347% Cu and 0.261 g/t Au (copper equivalent grade in the first five years of approximately 0.7% Cu)
  Mine is expected to produce 1.93 billion lbs payable copper and 1.32 million oz recovered gold from a 17 year mine life and from an additional 2 years of processing marginal ore
  Planned throughput of 16 million tonnes per year or 44,444 tonnes per day (approximate 22% increase from original mine plan of 12.7 million tonnes per year) with addition of pebble crusher in SAG circuit
  Average life-of-mine strip ratio excluding pre-production development of 0.8 to 1.0
  Copper and gold produced in a clean concentrate form with average annual production of approximately 172,000 tonnes of concentrate (average of approximately 220,000 tonnes per year in the first five years)
  Copper concentrate grade of 28% and containing an average of 20 g/t Au in the first five years
  High grade starter pit in the first five years will produce 676 million lbs Cu and 692,000 oz Au
  The production schedule for the life-of-mine is summarized in the following table:

Year	Concentrate Production	Metal Production Copper Gold

	tpy	000s lbs	ounces

1	171,674	105,972	144,955
2	299,857	185,098	213,094
3	212,876	131,406	129,424
4	219,170	135,291	122,247
5	191,702	118,336	82,017
6	174,535	107,738	111,272
7	177,969	109,858	71,161
8	140,200	86,544	43,237
9	168,813	104,206	69,068
10	188,841	116,569	72,232
11	193,419	119,395	70,706
12	197,997	122,221	49,119
13	165,951	102,440	47,966
14	156,223	96,435	39,698
15	124,177	76,653	11,796
16	165,379	102,087	36,132
17	129,328	79,832	30,335
18	103,577	63,937	10,173
19	85,114	52,540	8,360

Total

	3,266,802	2,016,558	1,362,992

Average	171,937	106,135	71,736

First 5 years

	219,056	135,221	138,347

  Projected recoveries are based on metallurgy undertaken as part of the Hatch feasibility study and on the confirmation of metallurgy from extensive prior studies
  Payable copper and gold is assumed at 96.5% and 97.5% of metal production, respectively
  The mine will be operated by Yamana on an owner-operator basis
  Mineralized zone is shallow and flat to gently undulating.  Copper mineralization is chalcopyrite and is relatively evenly distributed

Metallurgy

  Significant metallurgical testwork includes tests completed by Lakefield Research Limited and Parsons-Eluma
  The grinding testwork supporting the viability of the 16 million tonne per year throughput was completed at the CIMM pilot plant in Santiago, Chile under the supervision of HDA – Delboni Associates
  The most relevant floatation testwork was completed by Lakefield Research who concluded that a clean concentrate would be produced with a copper grade of 28% and copper and gold recoveries approximating 90% and 61%, respectively
  Hatch reviewed such testwork and has adopted more conservative life of mine recovery rates for copper and gold at 88.6% and 54.6%, respectively

Infrastructure

  Low cost structure is in part the result of excellent infrastructure.  Brazil is an industrial country with a significant industrial capacity for mining.  Much of the Chapada equipment will be sourced and manufactured in Brazil.
  The project is easily accessible by a number of paved roads and a state highway and is near several towns and established mining communities
  The project is 330 kms from Goiania, the state capital, and 295 kms from Brasilia, the national capital
  There is ready access to water, power, services and personnel
  Movement of supplies and concentrate will be by road and railway which connect to Caraiba, a Brazilian smelter, and to ports for overseas transport of concentrate
  Power will be available from the national grid at 230 KV thereby reducing power costs

Environmental, Water

  Yamana is in compliance with its environmental obligations at Chapada and all permits relating to the construction of the project are in place – the company owns all land that will encompass mining, processing and tailings dam facilities
  The project is strongly supported by the state and the local communities and will provide social assistance and infrastructure to neighbouring communities
  Water is readily available
  Tailings dam will be built relying on topography and natural valleys and best practices
  An estimate of US$9.5 million has been included for reclamation at the end of the mine life (Yamana believes this may be offset by salvage value

General Overview

  This positive feasibility study is an update to several prior positive studies including a positive feasibility study completed by Kilborn (now SNC Lavalin) in 1997/98 and reflects the current economic environment and the technical merits of a 16 million tonne per year operation.
  Financial assumptions include a foreign exchange rate of 3.0 Reals per 1.0 United States dollar (which is consistent with current rates and concensus estimates) and average treatment and refining charges of approximately US$71 per tonne of concentrate ($55 per tonne in the first two years) and $0.071 per pound copper ($0.055 per pound in the first two years).
  Yamana notes that the project is not as sensitive to foreign exchange movements as certain projects as capital expenditures are expected to be incurred on a 85/15 basis for Reals to United States dollars and operating costs are expected to be incurred on a 43/57 basis for Reals to United States dollars.
  Yamana assumes an effective tax rate of less than 20% for the first five years based on conventional tax and corporate structures in place in Brazil (less than 27% average life of mine).
  Capital and operating costs are based on contractor and supplier bids and quotations supplied directly to Hatch or to third parties hired by Hatch and on internal Hatch data.
  The Hatch feasibility report was prepared under the direction of John Wells, Project Manager Hatch Associates.  The mining plan and capital and operating cost estimates for mining were provided by Independent Mining Consultants (IMC).  The IMC report has been incorporated into the Hatch feasibility study.  The IMC report was prepared by John Marek, Senior Mining Engineer and President of IMC, and Michael G. Hester, Principal Mining Engineer and Vice President of IMC.  Each of Mr. Wells, Marek and Hester are Independent Qualified Persons as defined by Canadian Instrument 43-101.

Commenting on the foregoing, Peter Marrone, the President and Chief Executive Officer, stated, “Chapada at 16 million tonnes per year is an entirely different project. It allows us to take advantage of economies of scale.  We are pleased with the feasibility study and its positive results.  We continue to expect a production decision this year with production expected in early 2007.  We have consistently said that this is a robust project that remains undervalued and the feasibility study confirms this view.”

Yamana is also pleased to announce that Mr. Daniel Kivari has been hired as Chapada project manager.  Most recently, Dan worked for Colt Engineering as a Senior Project Manager and a Work Management Team Leader working with the Colt/Syncrude Alliance.  In these roles, Dan was responsible for capital projects of as much as US$200 million.  He is a Canadian with 15 years of international mining operating, project management and construction experience, and extensive Brazilian mining experience, having previously worked with SNC – Lavalin as a General Manager in Brazil from 1992 to 1996.  Dan has also worked with Yamana’s operations team in Brazil and is fluent in English, French, Portuguese and Spanish.

On the financing front, Yamana is continuing to advance debt financing discussions for the financing of the construction of Chapada.  Technical due diligence relating to two financing proposals is currently underway.  The Company is also in active discussions with a number of smelters with respect to entering into long-term concentrate off-take agreements.  As part of these discussions, Yamana has received expressions of interest relating to the purchase of an equity interest in Chapada (at the Company’s sole option).  The purchase price for such a sale would be based on the valuation parameters as outlined in the Hatch feasibility.  Yamana’s goal is to finalize these financing and smelter arrangements and to receive tenders for engineering, procurement and construction contracts for the project by the end of the Summer.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil.  Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007.  Yamana also holds gold exploration properties in Argentina.  Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone                                                                          Rebecca Greco
President & Chief Executive Officer                                          Investor Relations-North America
(416) 815-0220                                                                       (416) 945-7350
E-mail: investor@yamana.com                                                   E-mail: investor@yamana.com

Jane Jackson
Investor Relations-Europe
+44 7793145779
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors.